February 13, 2025

Terrence M. Tierney
President and Chief Financial Officer
Polomar Health Services, Inc.
10940 Wilshire Blvd.
Suite 1500
Los Angeles, CA 90024

        Re: Polomar Health Services, Inc.
            Form 10-Q for the Period Ended September 30, 2024
            File No. 000-56555
Dear Terrence M. Tierney:

        We issued comments to you on the above captioned filing on December 17, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 28, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology